UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X         Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                   No       X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Mitsubishi Tokyo Financial Group, Inc.

Tokyo Stock Exchange Code; 8306

Mitsubishi Tokyo Financial Group, Inc.

Revisions of earning projections for the six months ending September 30, 2005

(Under Japanese GAAP)

Tokyo, September 28, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) today announced that it has revised its consolidated earning projections for the six months ending September 30, 2005. These revisions were primarily due to the decrease in credit related costs and the increase in net business profits.

Consolidated earning projections for the six months ending September 30, 2005 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Ordinary income	1,300.0	1,300.0	0.0	0.0%
Ordinary profit	300.0	350.0	50.0	16.6%
Net income	140.0	230.0	90.0	64.2%

*	Announced on May 25, 2005

Consolidated earning projections for the fiscal year ending March 31, 2006 under Japanese GAAP

MTFG’s previously announced earning projections for the fiscal year ending March 31, 2006 are not revised.

For further information, please see the Appendix to this release.

*        *        *

Inquiries:	Katsuhiko Ishizuka
Chief Manager, Financial Policy Division
Mitsubishi Tokyo Financial Group, Inc.
Tel. +81-3-3240-7455

The foregoing forward-looking statements and other information relating to MTFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MTFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MTFG’s management will strive to achieve through the successful implementation of the MTFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the forward-looking statements relating to the fiscal year ending March 31, 2006 reflect assumptions about the successful implementation of the planned integration with UFJ Holdings, Inc.

For the important factors that could cause these differences, please see MTFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MTFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Appendix

In this Appendix, “MTFG” represents Mitsubishi Tokyo Financial Group, Inc., “BTM” represents the Bank of Tokyo-Mitsubishi, Ltd. and “MTBC” represents the Mitsubishi Trust and Banking Corporation.

Revised earning projections for the six months ending September 30, 2005 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	MTFG	BTM	MTBC
Consolidated ordinary profit:
As revised	350	270	70
As previously announced	300	230	40
Consolidated net income:
As revised	230	185	45
As previously announced	140	100	25

Non-Consolidated

Net business profits:
As revised	325	245	80
As previously announced	290	225	65
Ordinary profit:
As revised	285	215	70
As previously announced	220	180	40
Net income:
As revised	220	175	45
As previously announced	120	95	25

Notes:	Net business profits represent the amount before deducting credit costs for trust accounts and provision for formula allowance for loan losses.

The sum of BTM’s and MTBC’s net business profits for the six months ending September 30, 2005 is expected to be 325 billion of Japanese yen, which is higher than previously estimated.

Total credit-related costs, net of a gain on reversal of the allowance for loan losses, for the six months ending September 30, 2005 are expected to be much lower than previously estimated.

*        *        *

The foregoing forward-looking statements and other information relating to MTFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MTFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MTFG’s management will strive to achieve through the successful implementation of the MTFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the forward-looking statements relating to the fiscal year ending March 31, 2006 reflect assumptions about the successful implementation of the planned integration with UFJ Holdings, Inc.

For the important factors that could cause these differences, please see MTFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MTFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.